UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Superior Industries International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.50 per share par value
(Title of Class of Securities)

868168105
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)
Robert A. Earnest, Esq.
Vice President, General Counsel and Secretary
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406
(818) 781-4973
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Ben D. Orlanski, Esq.
John J. Heber, Esq.
Manatt, Phelps & Phillips LLP
11355 W. Olympic Blvd.
Los Angeles, CA 90064
(310) 312-4126

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,676,449.97	$51.47

*	The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for amendment will be tendered pursuant to this offer. These options have an aggregate fair value of $1,676,449.97 as of July 30, 2007, calculated based on the Black-Scholes option pricing model.

**	Previously paid. See below. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$51.47
Form or Registration No.:	005-31345
Filing party:	Superior Industries International, Inc.
Date filed:	August 1, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO
(Amendment No. 2)
     This Amendment No. 2 to the Schedule TO amends and supplements the Offer to Amend the Exercise Price of Certain Options (the “Offer to Amend”), dated August 1, 2007, filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2007, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on August 20, 2007, in connection with Superior Industries International, Inc.’s (the “Company”) offer to certain option holders to amend the exercise price of certain stock options in order to limit the adverse personal tax consequences that may apply to those stock options under Section 409A of the Internal Revenue Code of 1986, as amended. This Amendment No. 2 is the final amendment relating to the Offer to Amend and reports the results of the Offer (as defined in the Offer to Amend). Except as amended and supplemented hereby, all terms of the Offer to Amend, the Offer and all disclosures set forth in the Schedule TO and the Exhibits and schedules thereto remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 of the Schedule TO is hereby amended by adding the following sentences:
The Offer expired at 5:00 p.m., Pacific Time, on August 29, 2007. The Company has accepted for amendment options to purchase an aggregate of 342,329 shares of its common stock. In connection with the surrender of those options for amendment, the Company has amended those options effective immediately following the expiration of the Offer and has issued promises to make cash payments in the aggregate amount of approximately $80,000, in accordance with the terms of the Offer.
     This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule TO is true, complete and correct.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
/s/ Robert A. Earnest
Robert A. Earnest
Vice President, General Counsel & Secretary

Date: August 29, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, Dated August 1, 2007

(a)(1)(B)*	Draft Cover Email to All Eligible Option Holders

(a)(1)(C)*	Election Form

(a)(1)(D)*	Withdrawal Form

(a)(1)(E)*	Form of Addendum

(a)(1)(F)*	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment

(a)(1)(G)*	Forms of Confirmation Emails

(a)(1)(H)*	Forms of Initial Reminder Emails to Eligible Option Holders and Email Regarding Employee Meeting

(a)(1)(I)(i)*	Form of Stock Option Agreement under Superior Industries International, Inc.’s 1993 Stock Option Plan

(a)(1)(I)(ii)*	Superior Industries International, Inc.’s 1993 Stock Option Plan (incorporated by reference to Exhibit 28.1 to Superior’s Registration Statement on Form S-8 filed June 10, 1993, as amended (Registration No. 33-64088))

(a)(1)(I)(iii)*	Form of Stock Option Agreement under Superior Industries International, Inc.’s 2003 Equity Incentive Plan

(a)(1)(I)(iv)*	Superior Industries International, Inc.’s 2003 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Superior’s Registration Statement on Form S-8 dated July 28, 2003 ( Registration No. 333-107380))

(a)(1)(I)(v)*	Superior Industries International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 10, 2007, and the amendment to Superior Industries International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 13, 2007, each incorporated herein by reference.

(a)(1)(I)(vi)*	Superior Industries International, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007, filed with the SEC on April 16, 2007 in incorporated herein by reference.

(a)(1)(I)(vii) *	Superior Industries International, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

(a)(1)(J)*	Presentation Materials for Employee Meeting to Discuss Offer

(b)	Not Applicable

(d)	See items (a)(1)(I)(i) through (iv)

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on August 1, 2007 or Amendment No. 1 thereto filed on August 20, 2007, and incorporated herein by reference

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